EX-99.77J REVALUATN

Exhibit 77(j)(b) – NAV Errors

On June 16, 2009 for the ActivePassive Global Bond Fund, fund accounting mistakenly notified the transfer agent that the NAV was $14.58 instead of $14.63. There was a benefit to the Fund of $59.35.  No reimbursements were required.

On August 12, 2009 for the ActivePassive Emerging Markets Equity Fund, two rights exercises, one for China State Construction on August 12, 2009 and one for KB Financial Group on August 17, 2009, were not communicated to fund accounting by the Advisor. The exercise transactions were discovered and recorded on the fund accounting records when they posted to custody on August 24, 2009.  There was a benefit to the Fund of $57.98.  No reimbursements were required.

EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended October 31, 2009, the Huber Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Undistributed	Accumulated Net
	Net Investment	Realized
	Income/(Loss)	Gain/(Loss)	Paid-in Capital
Equity Income Fund	$8	$(1)	$(7)
Small Cap Value Fund	2,645	(3,067)	422

For the year ended October 31, 2009, the ActivePassive Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Undistributed	Accumulated Net
	Net Investment	Realized
	Income/(Loss)	Gain/(Loss)	Paid-in Capital
Small/Mid Cap Growth Fund	$37,559	$-	$(37,559)
Small/Mid Cap Value Fund	(77)	-	77
International Equity Fund	1,745	(1,745)	-
Emerging Markets Equity Fund	(4,816)	4,816	-
Global Bond Fund	2,360	-	(2,360)
Intermediate Taxable Bond Fund	1,465	(1,465)	-

The permanent differences primarily relate to paydown and Real Estate Investment Trust (REIT) adjustments with differing book and tax methods for accounting.

The reclassifications have no effect on net assets or net asset value per share.